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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                        National Presto Industries, Inc.
                        --------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    637215104
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------

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CUSIP NO.     637215104
              ---------

--------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos.           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a)
         (See Instructions)                             (b)
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
--------------------------------------------------------------------------------

Number of Shares                    (5)  Sole Voting Power              423,726
                                                                 --------------
Beneficially                        (6)  Shared Voting Power                  0
                                                                 ---------------
Owned by                            (7)  Sole Dispositive Power         423,501
                                                                 ---------------
Each Reporting             (8)  Shared Dispositive Power                      0
                                                                 ---------------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                  423,726
                                                                 ---------------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                                5.76%
                                                                 ---------------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                           HC
                                                                 ---------------


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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)  Name of Issuer:                           National Presto Industries, Inc.
                                                     --------------------------------

Item 1(b)  Address of Issuer's principal executive
            offices:                                 3925 North Hastings Way
                                                     --------------------------------
                                                     Eau Claire, WI 54703
                                                     --------------------------------

                                                     --------------------------------

Item 2(a)  Name of person filing:             BANK ONE CORPORATION

Item 2(b)  Address of principal business office or,  One First National Plaza
           if none residence:                        Chicago, IL 60670

Item 2(c)  Citizenship:                                Not Applicable

Item 2(d)  Title of class of securities:                       Common Stock
                                                       --------------------

Item 2(e)  CUSIP No.:                                           637215104
                                                       --------------------

Item 3.    This statement is filed pursuant to Rule 13d-1(c).

Item 4.    Ownership

           This beneficial ownership by BANK ONE CORPORATION with respect to common shares of National Presto Industries, Inc.
                               --------------------------------
                                                                      :

           (a)      Amount beneficially owned:                 423,726
                                                        ---------------
           (b)      Percent of class                              5.76%
                                                        ---------------

           (c)      Number of shares as to which such person has:

                    (I)      Sole power to vote or to direct the vote:         423,726
                                                                         --------------
                    (ii)     Shared power to vote or to direct the vote:             0
                                                                         --------------
                    (iii)    Sole power to dispose or to direct the
                             disposition of:                                    423,501
                                                                         --------------
                    (iv)     Shared power to dispose or to direct the
                             disposition of:                                          0
                                                                         --------------
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
Item 5.  Ownership of 5 percent or less of a Class.                         N/A
                                                                       ---------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.       N/A
                                                                       ---------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on By the Parent Holding Company.__________________

                                            NBD Bank (Indiana, NA)
                                            NBD Bank (Michigan)
                                            Pegasus Funds

Item 8.  Identification and Classification of Members of the Group.          N/A
                                                                       ---------
Item 9.  Notice of Dissolution of Group.                                     N/A
                                                                       ---------
Item 10.          Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------


                                                              BANK ONE CORPORATION

                                                     By:      /s/ DAVID J. KUNDERT
                                                              David J. Kundert
                                                              EXECUTIVE VICE PRESIDENT

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